EXHIBIT 99.1

Claude Resources Intercepts 84.66 g/tonne Gold Over 3.20 Metres at Neptune

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, May 25, 2011 /CNW/ - (TSX-CRJ); (NYSE Amex-CGR) ("Claude") today announced that follow-up drilling at the Neptune target within the Seabee Project has intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres or 2.47 ounces per ton across 10.5 feet.  The 2011 winter drill program confirmed the gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and, when combined with drilling completed in 2010, indicates strong potential to grow the resource base at the Seabee Project.

The Neptune target was a grassroots discovery in 2010 and is located 6 kilometres north of the Seabee Minesite within the 14,400 hectare Seabee Project. Located 110 kilometres northeast of La Ronge, Saskatchewan, the Seabee Project hosts the currently producing Seabee and Santoy 8 Gold Deposits.

A total of 13 holes and 4,051 metres were completed and assayed from the 2011 winter drill program (Figures 1, 2 and Table 1). Widely spaced drilling targeted the Neptune trend whose gold-in-soil anomaly extends for 1.8 kilometres. The gold-in soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. The system remains open along strike to the northeast and southwest and at depth.

Multiple gold-bearing vein sets are situated proximal to the arenite-basalt contact, a regional structure that hosts gold mineralization at the Porky West and Porky Main deposits.  Sheeted quartz veins and associated alteration are hosted within both arenite and basalt-derived, biotite-chlorite schist.

"Initial drill testing of the Neptune target has returned high grade results with 10 of 15 holes hosting visible gold. To date, we have only tested the Neptune target on widely spaced centres and are yet to determine the limits. These results demonstrate the potential for significant new discoveries and resource definition in the Seabee Camp," stated Brian Skanderbeg, Vice-President Exploration.

Based on these encouraging results from Neptune and in the Santoy region, Claude has expanded the 2011 Seabee exploration program to include 26,500 metres of surface drilling. The program will focus on testing the 1.8 kilometre strike length of the Neptune target as well as the Santoy Gap and depth continuity of the Santoy 8 and 8E systems. The two rig program is anticipated to continue from early June through to late October.

In addition to aggressive exploration efforts at the Seabee Project, Claude has initiated Phase II underground drilling at the Madsen Property in Red Lake and continues to advance the Amisk Gold Project.  The Phase II Madsen program is designed to test depth and strike extensions to high grade mineralization within the 8 Zone Trend.

Please visit www.clauderesources.com for plan maps of the Seabee Project and the Neptune target.

Table 1: Neptune Target assay results for 2010 and 2011 drill programs.
Hole ID	Easting	Northing	Az/dip	From (m)	Grade (g/t)	Width (m)	Visible Gold
NEP-10-001*	587851	6177720	130/-45	222.00	Anomalous	2.00	X
NEP-10-002*	587851	6177720	130/-58	228.00	13.39	3.00	X
NEP-11-003	587984	6177748	130/-45	60.00	3.78	1.00	X
		And		112.00	Anomalous	2.90	X
		And		124.00	Anomalous	1.00	X
NEP-11-004	587950	6177671	130/-45	108.81	4.37	0.81
NEP-11-005	587938	6177652	130/-45	114.00	Anomalous	4.00
NEP-11-006	587865	6177584	130/-45	90.39	Anomalous	0.61	X
NEP-11-007	587963	6177692	130/-45	4.05	Anomalous	2.95	X
		And		48.30	10.65	0.50	X
		And		84.80	84.66	3.20	X
		Incl.		84.80	218.00	1.20	X
		And		111.11	24.70	0.82	X
NEP-11-008	588016	6177912	130/-45	159.00	8.38	1.00	X
NEP-11-009	588113	6178080	130/-45	290.65	Anomalous	2.35
NEP-11-010	587933	6177839	130/-45	181.00	3.01	0.89	X
NEP-11-011	587812	6177841	130/-58	308.82	Anomalous	2.00	X
NEP-11-012	588067	6177801	130/-45	39.94	5.82	3.06	X
NEP-11-013	588131	6177878	130/-45		NSI
NEP-11-014	587374	6177159	130/-45	419.91	Anomalous	1.00	X
NEP-11-015	587722	6177373	130/-45		NSI
Note: Intercepts calculated using a 3 g/t Au cut-off, Anomalous (0.1-3 g/t Au), NSI (no significant intercepts), *(Previously released drill intercept).

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 2.0 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Brian Skanderbeg, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com

Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 25-MAY-11